Exhibit 99.2

Condensed Consolidated Interim Financial Statements

(Expressed in thousands of Canadian Dollars)

MOUNTAIN PROVINCE
DIAMONDS INC.

Three and Nine Months Ended September 30, 2018

(Unaudited)

MOUNTAIN PROVINCE DIAMONDS INC.

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MOUNTAIN PROVINCE DIAMONDS INC.

Responsibility for CONDENSED Consolidated INTERIM Financial Statements

The accompanying unaudited condensed consolidated interim financial statements of Mountain Province Diamonds Inc. (the "Company") are the responsibility of the Board of Directors.

The unaudited condensed consolidated interim financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the Company’s audited consolidated financial statements as at December 31, 2017, except for changes indicated in Note 3 (i). Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards 34 - Interim Financial Reporting using the accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) appropriate in the circumstances.

Management has established processes, which are in place to provide sufficient knowledge to support management representations that it has exercised reasonable diligence that the unaudited condensed consolidated interim financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited condensed consolidated interim financial statements.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Audit Committee assists the Board of Directors in fulfilling this responsibility.

The Audit Committee meets with management to review the financial reporting process and the unaudited condensed consolidated interim financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its unaudited condensed consolidated interim financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with IFRS as issued by the IASB, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Stuart Brown”	“Perry Ing”
Stuart Brown	Perry Ing
President and Chief Executive Officer	VP Finance and Chief Financial Officer

Toronto, Canada

November 12, 2018

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Balance Sheets

Expressed in thousands of Canadian dollars

(Unaudited)

		September 30,	December 31,
	Notes	2018	2017
ASSETS
Current assets
Cash		$27,923	$43,129
Amounts receivable	5	2,619	2,679
Prepaid expenses and other		443	3,464
Inventories	7	113,913	82,173
		144,898	131,445

Reclamation deposit		250	—
Derivative assets	9	5,035	963
Property, plant and equipment	8	819,062	662,658

Total assets		$969,245	$795,066

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	15	$52,506	$34,615
Income taxes payable		431	—
		52,937	34,615

Secured notes payable	9	391,333	396,509
Decommissioning and restoration liability		29,868	29,200
Deferred income tax liabilities		1,212	—

Shareholders' equity:
Share capital	11	629,409	475,624
Share-based payments reserve	11	6,713	5,549
Deficit		(143,561)	(146,431)
Accumulated other comprehensive income		1,334	—

Total shareholders' equity		493,895	334,742

Total liabilities and shareholders' equity		$969,245	$795,066

Commitments and contingencies	8, 9, 14 & 15

On behalf of the Board:

“Bruce Dresner”	“Jonathan Comerford”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Comprehensive Income

Expressed in thousands of Canadian dollars

(Unaudited)

		Three months ended	Three months ended	Nine months ended	Nine months ended
	Notes	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017

Sales		$74,852	$65,218	$240,492	$92,866
Cost of sales:
Production costs		26,231	22,857	86,240	29,826
Cost of acquired diamonds		5,342	1,877	25,559	5,683
Depreciation and depletion		18,040	16,493	60,388	21,587

Earnings from mine operations		25,239	23,991	68,305	35,770
Exploration and evaluation expenses		2,109	—	6,542	—
Selling, general and administrative expenses	12	3,178	3,334	10,519	10,878

Operating income		19,952	20,657	51,244	24,892
Net finance expenses	10	(11,037)	(11,141)	(30,626)	(26,280)
Derivative gains		3,268	635	4,050	1,415
Foreign exchange gains (losses)		6,656	17,495	(11,466)	32,984
Other income		—	23	81	68

Net income before taxes		18,839	27,669	13,283	33,079
Current income taxes		(144)	—	(1,005)	—
Deferred income taxes		(1,212)	—	(1,008)	—
Net income for the period		$17,483	$27,669	$11,270	$33,079

Other Comprehensive Income
Items that will not be reclassified subsequently to profit and loss:
Change in fair value of equity securities	6	—	—	1,334	—
Other comprehensive income		—	—	1,334	—
Total comprehensive income for the period		$17,483	$27,669	$12,604	$33,079

Basic and diluted earnings per share	11(iv)	$0.08	$0.17	$0.06	$0.21

Basic weighted average number of shares outstanding		210,005,810	160,227,724	191,234,554	160,170,914
Diluted weighted average number of shares outstanding		210,471,473	160,592,902	191,700,217	160,601,073

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Equity

Expressed in thousands of Canadian dollars, except for the number of shares

(Unaudited)

	Notes	Number of shares	Share capital	Share-based payments reserve	Deficit	Accumulated other comprehensive income	Total
Balance, January 1, 2017		159,818,833	$472,995	$5,018	$(163,583)	$—	$314,430
Net income for the period		—	—	—	33,079	—	33,079
Issuance of common shares – exercise of options	11(iii)	355,000	1,577	—	—	—	1,577
Fair value of options exercised from share-based payments reserve		—	538	(538)	—	—	—
Share-based payment		—	—	1,289	—	—	1,289
Issuance of common shares – restricted share unit		71,333	460	(460)	—	—	—
Balance, September 30, 2017		160,245,166	$475,570	$5,309	$(130,504)	$—	$350,375

Balance, January 1, 2018		160,253,501	$475,624	$5,549	$(146,431)	$—	334,742
Net income for the period		—	—	—	11,270	—	11,270
Share-based payment		—	—	1,261	—	—	1,261
Issuance of common shares - restricted share units	11(iii)	15,002	97	(97)	—	—	—
Share issuance to acquire Kennady Diamonds Inc.	6	49,737,307	153,688	—	—	—	153,688
Dividends declared and paid	11(ii)	—	—	—	(8,400)	—	(8,400)
Other Comprehensive Income:
Financial assets at fair value through other comprehensive income
Gain on equity securities	6	—	—	—	—	1,334	1,334
Balance, September 30, 2018		210,005,810	$629,409	$6,713	$(143,561)	$1,334	$493,895

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of Canadian dollars

(Unaudited)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Cash provided by (used in):
Operating activities:
Net income for the period	$17,483	$27,669	$11,270	$33,079

Adjustments:
Net financing expenses	11,037	11,141	30,626	26,280
Depreciation and depletion	18,046	16,498	60,403	21,602
Share-based payment expense	448	516	1,261	1,289
Derivative gains	(3,268)	(635)	(4,050)	(1,415)
Foreign exchange (gains) losses	(6,656)	(17,495)	11,466	(32,984)
Deferred income tax	1,212	—	1,008	—
	38,302	37,694	111,984	47,851
Changes in non-cash operating working capital:
Amounts receivable	872	(282)	701	394
Prepaid expenses and other	8,662	321	3,140	987
Inventories	(15,084)	(2,840)	(27,590)	(57,498)
Accounts payable and accrued liabilities	423	14,345	5,419	14,528
Income taxes payable	144	—	431	—
	33,319	49,238	94,085	6,262
Investing activities:
Restricted cash	—	(21,490)	—	(27,116)
Pre-production sales capitalized	—	—	—	67,493
Interest income	149	297	361	719
Capitalized interest paid	—	—	—	(5,451)
Purchase of property, plant and equipment	(10,159)	(17,522)	(60,926)	(48,547)
Cash acquired and transaction costs on asset acquisition of Kennady Diamonds Inc.	(165)	—	(4,193)	—
	(10,175)	(38,715)	(64,758)	(12,902)
Financing activities:
Loan facility proceeds	—	—	—	32,403
Repurchase of secured notes	(19,739)	—	(19,739)	—
Financing costs	(878)	(7,871)	(16,602)	(19,703)
Payment of dividends	(8,400)	—	(8,400)	—
Proceeds from option exercises	—	—	—	1,577
	(29,017)	(7,871)	(44,741)	14,277

Effect of foreign exchange rate changes on cash	288	349	208	386
(Decrease) increase in cash	(5,585)	3,001	(15,206)	8,023
Cash, beginning of period	33,508	11,866	43,129	6,844
Cash, end of period	$27,923	$14,867	$27,923	$14,867

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

1.	Nature of Operations

Mountain Province Diamonds Inc. (“Mountain Province” and together with its subsidiaries collectively, the “Company”) was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporations Act effective May 8, 2006. The Company holds a 49% interest in the Gahcho Kué Project (“Gahcho Kué Diamond Mine” or “GK Mine” or “GK Project”) in Canada’s Northwest Territories. On April 13, 2018, the Company completed the asset acquisition of Kennady Diamonds Inc. (formerly KDI.V on the TSX Venture exchange), which included 100% of the mineral rights of the Kennady North Project (“KNP”).

Effective March 1, 2017, the GK Mine declared commercial production for accounting purposes.

The address of the Company’s registered office and its principal place of business is 161 Bay Street, Suite 1410, PO Box 216, Toronto, ON, Canada, M5J 2S1. The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and NASDAQ under the symbol ‘MPVD’.

The underlying value and recoverability of the amounts shown as “Property, Plant and Equipment” (Note 8) are dependent upon future profitable production and proceeds from disposition of the Company’s mineral properties. Failure to meet the obligations for cash calls to fund the Company’s share in the GK Mine may lead to dilution of the interest in the GK Mine and may require the Company to impair property, plant and equipment. KNP is involved in the exploration, discovery, evaluation and development of diamond properties in Canada’s Northwest Territories. The underlying value and recoverability of amounts shown as “Mineral Properties” is dependent upon the ability of the Company to discover economically recoverable reserves, to have successful exploration, permitting and development, and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to discover and develop economically recoverable reserves will require the Company to write off costs capitalized to date.

Authorization of Financial Statements

These condensed consolidated interim financial statements were approved by the Board of Directors on November 12, 2018.

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements of the Company were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). The accounting policies used in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those used in the annual consolidated financial statements for the year ended December 31, 2017 except for changes indicated in Note 3 (i).

These interim financial statements do not include all the disclosures required by International Financial Reporting Standards (”IFRS”) for annual financial statements and, accordingly, should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2017 prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

These financial statements were prepared under the historical cost convention, as modified by the revaluation of equity securities, short-term investments and derivative assets and liabilities and are presented in thousands of Canadian dollars.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

The condensed consolidated interim financial statements include the accounts of Mountain Province and its wholly-owned subsidiaries:

•	2435572 Ontario Inc. (100% owned)
•	2435386 Ontario Inc. (100% owned by 2435572 Ontario Inc.)
•	Kennady Diamonds Inc. (100% owned) (from the date of acquisition - See Note 6)

The Company’s interest in the GK Mine is held through 2435386 Ontario Inc. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

3.	Significant accounting policies

(i)	New accounting policies adopted in the current period

(a) Financial instruments

The Company has adopted all of the requirements of IFRS 9 Financial Instruments (“IFRS 9”), as of January 1, 2018. IFRS 9 has replaced IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. There are differences between IFRS 9 and IAS 39, however, most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so the Company’s accounting policy with respect to financial liabilities, including the accounting for the embedded derivative related to the secured notes payable, is unchanged.

As a result of the adoption of IFRS 9, management has changed its accounting policy for financial assets retrospectively, for assets that were recognized at the date of application. The change did not impact the carrying value of any financial assets on transition date. The main area of change is the accounting for cash previously classified as fair value through profit and loss.

The following is the Company’s new accounting policy for financial instruments under IFRS 9.

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Financial liabilities are measured at amortized cost unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

The Company completed a detailed assessment of its financial assets and liabilities as at January 1, 2018. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

Asset/Liability	Original classifciation IAS 39	New classification IFRS 9
Cash	FVTPL	Amortized cost
Equity securities	Available-for-sale	FVTOCI
Amounts receivable	Loans and receivables	Amortized cost
Derivative assets	FVTPL	FVTPL
Accounts payable and accrued liabilities	Other liabilties	Amortized cost
Secured notes payable	Other liabilties	Amortized cost

The Company is not required to restate prior periods. The adoption of IFRS 9 resulted in no change to the opening accumulated deficit on January 1, 2018.

Measurement

Financial assets at FVTOCI

Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income.

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value, plus transaction costs, and subsequently carried at amortized cost less any impairment. Financial liabilities carried at amortized cost utilize the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or where appropriate, a shorter period, to the net carrying amount on initial recognition.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of comprehensive income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of comprehensive income in the period in which they arise.

Financial assets

The Company derecognizes the financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of comprehensive income. However, gains and losses on derecognition of financial assets classified as FVTOCI are reclassified to retained earnings (deficit) as a reclassification within equity.

Financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled, or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of comprehensive income.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(b) Foreign currency transactions and advance consideration

In December 2016, the IASB issued IFRIC Interpretation 22 “Foreign Currency Transactions and Advance Consideration” (“IFRIC 22”). IFRIC 22 is applicable for annual periods beginning on or after January 1, 2018 and permits early adoption. IFRIC 22 clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt. The interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of the advance consideration. The adoption of IFRIC 22 did not have an effect on the condensed consolidated interim financial statements for the period.

(ii)	Standards and amendments to existing standards

At the date of authorization of these financial statements, certain new standards and amendments to existing standards have been published but are not yet effective, and have not been adopted early by the Company. The Company anticipates that all of the relevant standards will be adopted by the Company in the first period beginning after the effective date of the standard. Information on new standards and amendments that are expected to be relevant to the Company’s financial statements is provided below.

Leases

On January 13, 2016, the IASB issued International Financial Reporting Standard 16, Leases (“IFRS 16”). The new standard will replace existing lease guidance in IFRS and related interpretations and requires companies to bring most leases on balance sheet. The significant change will affect the accounting treatment of leases currently classified as operating leases. The new standard is effective for annual periods beginning on or after January 1, 2019. The Company believes the adoption of IFRS 16 will have an increase in lease liabilities, representing the present value of future payments under arrangements currently classified as operating leases, along with a corresponding increase in property, plant and equipment. Upon increasing property, plant and equipment, there will be an impact on the statement of comprehensive income, with an increase to depreciation, depletion and finance costs rather than operating expenses. There will be an impact on the statement of cash flows with an increase to financing activities rather than operating activities.

Uncertainty over income tax treatments

On June 7, 2017, the IASB issued IFRIC Interpretation 23, Uncertainty over Income Tax Treatments (“IFRIC 23”). IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. IFRIC 23 is applicable for annual periods beginning on or after January 1, 2019. Earlier application is permitted. Management is currently assessing the impact of the IFRIC 23 on the consolidated financial statements.

4.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ materially from these estimates. The significant judgments, estimates and assumptions made by management in applying the Company’s accounting policies were the same as those that applied to the audited financial statements as at and for the year ended December 31, 2017 except for the following:

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

Useful life of property, plant and equipment

The Company has changed its estimate of the useful life of the earthmoving equipment category within property, plant and equipment to better reflect the pattern of consumption being straight line over the remaining life of the mine, rather than estimated hours. This change has been applied prospectively. This change in estimate did not result in a material difference to the depreciation in the current period. It is estimated it will not have a material impact on future periods depreciation.

Basis for units of production of proven and probable resources

The Company has changed its estimate of the basis for units of production over proven and probable resources from carats recovered to ore treated.  This change has been applied prospectively to better reflect the pattern of consumption over the remaining life of mine, as grade over or underperformance may arise in timing differences for depreciation taken. This change only affects the production and related equipment, general infrastructure, mineral properties and deferred stripping categories within property, plant and equipment.

Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 - Business Combinations. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition of Kennady Diamonds Inc. on April 13, 2018 did not meet the criteria for accounting as a business combination (Note 6).

5.	AMOUNTS RECEIVABLE

	September 30,	December 31,
	2018	2017
GST/HST receivable	$1,750	$2,068
Other receivable	869	611
Total	$2,619	$2,679

6.       ACQUISITION OF KENNADY DIAMONDS INC.

On January 29, 2018, the Company announced a definitive arrangement agreement pursuant to which the Company would acquire all of the issued and outstanding shares of Kennady Diamonds Inc. (“Kennady”) by way of a court-approved plan of arrangement (the “Transaction”). Under the terms of the Transaction, Kennady shareholders would receive 0.975 of a Mountain Province common share for each Kennady common share. During the three-month period ended March 31, 2018, the Company obtained 3,000,000 Kennady shares, by way of a private placement. On April 9, 2018, approval of the Transaction was obtained from both Mountain Province and Kennady shareholders. On April 11, 2018, final approval of the Ontario Superior Court of Justice for the proposed transaction took place. On April 13, 2018, after all conditions precedent were satisfied, the Transaction was closed. Kennady shareholders received 49,737,307 shares of Mountain Province for 51,012,599 shares of Kennady. The transaction was valued based on the share price of the Company on April 13, 2018.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

Until April 13, 2018, the 3,000,000 shares of Kennady obtained were held as equity securities. During the nine months ended September 30, 2018, the Company recognized a realized gain of $1,334, net of income taxes, related to the fair value adjustment of its equity securities. All equity securities owned by the Company are classified as FVTOCI, with fair value gains, net of income taxes, of $1,334 recorded in other comprehensive income for the nine months ended September 30, 2018.

The acquisition of Kennady Diamonds Inc. is considered an asset acquisition, and not a business combination in accordance with IFRS 3. The following table summarizes the fair value of the consideration transferred to the Kennady shareholders and the final estimates of the fair values of identified assets acquired and liabilities assumed. The purchase price allocation and the net assets acquired were as follows:

Purchase price:
Common shares issued	$153,688
Purchase of equity securities prior to April 13, 2018	9,038
Company transaction costs	4,247
Total	$166,973

Net assets acquired:
Assets
Cash	$54
Amounts receivable	641
Prepaid expenses	119
Reclamation deposit	250
Property, plant and equipment	168,609
Liabilities
Accounts payable and accrued liabilities	(2,527)
Decommissioning and restoration liability	(173)
Total	$166,973

7.       INVENTORIES

	September 30,	December 31,
	2018	2017
Ore stockpile	$18,614	$19,972
Rough diamonds	57,037	45,999
Supplies inventory	38,262	16,202
Total	$113,913	$82,173

Depreciation and depletion included in inventories at September 30, 2018 is $21,930 (December 31, 2017 - $17,225).

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

8.	PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment as at September 30, 2018 and December 31, 2017 are as follows:

	Property,	Assets under	Property,	Exploration and	Assets under
	plant and equipment GK	construction GK	plant and equipment KNP	evaluation assets KNP	construction KNP	Total
Cost
At January 1, 2017	$91,936	$590,680	$—	$—	$—	$682,616
Decommissioning and restoration adjustment	2,979	—	—	—	—	2,979
Transfers	537,293	(537,293)	—	—	—	—
Additions*	75,191	(29,408)	—	—	—	45,783
At December 31, 2017	707,399	23,979	—	—	—	731,378
Additions/transfers*	59,491	(6,528)	90	166,955	1,564	221,572
Disposals	(163)	—	—	—	—	(163)
At September 30, 2018	$766,727	$17,451	$90	$166,955	$1,564	$952,787

Accumulated depreciation
At January 1, 2017	$(6,563)	$—	$—	$—	$—	$(6,563)
Depreciation	(62,157)	—	—	—	—	(62,157)
At December 31, 2017	(68,720)	—	—	—	—	(68,720)
Depreciation and depletion	(65,132)	—	(6)	—	—	(65,138)
Depreciation reversal on disposal	133	—	—	—	—	133
At September 30, 2018	$(133,719)	$—	$(6)	$—	$—	$(133,725)

Carrying amounts
At December 31, 2017	$638,679	$23,979	$—	$—	$—	$662,658
At September 30, 2018	$633,008	$17,451	$84	$166,955	$1,564	$819,062

*Included in the additions of assets under construction for the quarter ended September 30, 2018 is $Nil (December 31, 2017 - $10,168) of borrowing and other costs and is net of $Nil (December 31, 2017 - $67,493) of pre-production sales. Amounts were transferred to their appropriate asset class upon the declaration of commercial production. On April 13, 2018, KNP assets were acquired at their fair value for share consideration of the Company. Please see note 6 for further details. Included in additions of property, plant and equipment for GK is $20,368 related to deferred stripping.

The Company’s primary project, the 49% owned GK Mine, declared commercial production on March 1, 2017.

On April 13, 2018, KNP mineral asset rights under the KNP were acquired. Kennady is involved in the exploration, discovery, evaluation and development of diamond properties in Canada’s Northwest Territories. The total of property, plant and equipment related to evaluation and explorations assets at September 30, 2018 is $168,603.

Between 2014 and 2016, the Company and De Beers signed agreements allowing De Beers (“the Operator”) to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. As at September 30, 2018, the Company’s share of the letters of credit issued were $23.4 million (December 31, 2017 - $23.4 million).

9.	secured notes payable

On December 11, 2017, the Company completed an offering of US$330 million aggregate principal amount of senior secured notes, secured by a second-ranking lien on all present and future assets, property and undertakings of the Company. The secured notes were sold at 97.992% of par, resulting in total proceeds of US$323.4 million. The secured notes pay interest in semi-annual instalments on June 15 and December 15 of each year, commencing on June 15, 2018, at a rate of 8.00% per annum, and mature on December 15, 2022. The Company incurred transaction costs of approximately $10 million, which have been offset against the carrying amount of the secured notes and are amortized using the effective interest rate method. The indenture governing the secured notes contains certain restrictive covenants that limit the Company’s ability to, among other things, incur additional indebtedness, make certain dividend payments and other restricted payments, and create certain liens, in each case subject to certain exceptions. The restrictive covenant on the Company’s ability to pay potential future dividends relates to a fixed charge coverage ratio of no less than 2:1. The fixed charge coverage ratio is calculated as EBITDA over interest expense. Subject to certain limitations and exceptions, the amount of the restricted payments, which include dividends and share buybacks, is limited to a maximum dollar threshold, which is calculated at an opening basket of US$10 million plus 50% of the historical consolidated net income, subject to certain adjustments, reported from the quarter of issuance and up to the most recently available financial statements at the time of such restricted payment, plus an amount not to exceed the greater of US$15 million and 2% of total assets as defined in the indenture.

Page |14

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

During the three and nine months ended September 30, 2018, the Company repurchased US$15.06 million ($19.74 million) of outstanding secured notes.

As at September 30, 2018, the Company has an obligation for US$314.94 million or $406.5 million Canadian dollar equivalent from the secured notes payable.

	September 30,	December 31,
	2018	2017
Total outstanding secured notes payable	$406,525	$414,843
Less: unamortized deferred transaction costs and issuance discount	15,192	18,334
Total secured notes payable	$391,333	$396,509

The secured notes payable is carried at amortized cost on the condensed consolidated interim balance sheet.

The senior secured notes indenture grants the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives and are outlined below. The Company may redeem the secured notes:

•	during each of the two twelve-month periods commencing on December 11, 2017, in an amount not to exceed 10% of the aggregate principal amount of the secured notes at a redemption price equal to 103% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption;
•	at any time and from time to time prior to December 15, 2019, in an aggregate principal amount not to exceed 40% of the aggregate principal amount of the secured notes, with the proceeds of one or more qualifying equity offerings, at a redemption price equal to 108% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption;
•	in whole or in part at any time during the twelve-month period beginning on December 15, 2019 at a redemption price equal to 104% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption;
•	in whole or in part at any time during the twelve-month period beginning on December 15, 2020 at a redemption price equal to 102% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption; and
•	in whole or in part at any time during the twelve-month period beginning on December 15, 2021 at a redemption price equal to 100% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption.

Revolving Credit Facility

Concurrent with the closing of the Notes offering, the Company entered into an undrawn US$50 million first ranking lien revolving credit facility (the “RCF”) with Scotiabank and Nedbank Ltd. in order to maintain a liquidity cushion for general corporate purposes. The RCF has a term of three years and the Company is subject to a quarterly commitment between 0.9625% and 1.2375%, depending on certain leverage ratio calculations at the time. Upon drawing on the RCF, an interest rate of LIBOR plus 2.5% to 4.5% per annum is charged for the number of days the funds are outstanding, based on certain leverage ratio calculations at the time. As at September 30, 2018, the RCF remained undrawn. The RCF is subject to several financial covenants, in order to remain available. The following financial covenants are calculated on a quarterly basis:

Page |15

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

•	Total leverage ratio of less than or equal to 4.50:1 calculated as total debt divided by EBITDA, up to and including December 31, 2019; and 4:1, thereafter until the maturity date.
•	A ratio of EBITDA to interest expense no less than 2.25:1; and
•	A tangible net worth that is no less than 75% of the tangible net worth as reflected in the September 30, 2017 financial statements provided to the administrative agent as a condition precedent to closing, plus 50% of the positive net income for each subsequent quarter date.
•	Permitted distributions are subject to the Company having a net debt to EBITDA ratio of less than or equal to 2.75:1 in 2018, 2.25:1 in 2019, and 1.75:1 in 2020. Net debt is equal to total debt, less cash and cash equivalents. The aggregate amount of all distributions paid during the rolling four quarters up to and including the date of such distribution does not exceed 25% of free cash flows (“FCF”) during such period. FCF with respect to the EBITDA minus, without duplication, (a) capital expenditures, (b) cash taxes, (c) any applicable standby fee, other fees or finance costs payable to the finance parties in connection with the RCF, (d) interest expenses and (e) any indebtedness (including mandatory prepayments) permitted under the existing agreement.

The Company is in compliance with all financial covenants as at September 30, 2018.

10.	net finance expenses

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Interest income	$149	$297	$361	$719
Accretion expense on decommissioning and restoration liability	(161)	(140)	$(492)	(421)
Interest expense	(8,700)	(11,298)	(26,147)	(23,490)
Amortization of deferred financing costs	(1,600)	—	(3,142)	(2,713)
Other finance costs	(725)	—	(1,206)	(375)
	$(11,037)	$(11,141)	$(30,626)	$(26,280)

Finance costs include interest expense calculated using the effective interest method, adjusted for interest paid on interest rate swaps and foreign exchange on the interest paid and accrued. These financing costs, until the declaration of commercial production had been capitalized to assets under construction. Finance costs from March 1, 2017 to September 30, 2017, are included in the consolidated statements of comprehensive income.

11.	SHAREHOLDERS’ EQUITY
i.	Authorized share capital

Unlimited common shares, without par value.

There is no other class of shares in the Company.

ii.	Share capital

The number of common shares issued and fully paid as at September 30, 2018 is 210,005,810. There are no shares issued but not fully paid. As part of the Transaction which took place on April 13, 2018 to acquire all of the outstanding shares of Kennady, 49,737,307 shares of the Company were issued.

Page |16

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

In the three and nine months ended September 30, 2018, the Company declared and paid a dividend of $0.04 per common share totalling $8,400. The dividend was paid on September 25, 2018.

iii.	Stock options, RSUs, DSUs and share-based payments reserve

On June 21, 2016, the Company, through its Board of Directors and shareholders, adopted a long-term equity incentive plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock option, RSU and DSU awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to qualified persons and employees of the Company to maximums identified in the Plan. As at September 30, 2018, the aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 21,000,581 shares, and there were 17,404,918 shares available to be issued under the Plan. All stock options are settled by the issuance of common shares.

The following table summarizes information about the stock options outstanding and exercisable:

	September 30, 2018		December 31, 2017
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of period	3,640,000	$4.40	3,020,000	$4.68
Granted during the period	240,000	3.30	1,110,000	3.69
Exercised during the period	—	—	(355,000)	4.44
Expired during the period	(750,000)	5.00	(135,000)	4.84
Balance at end of the period	3,130,000	$4.17	3,640,000	$4.40
Options exercisable at the end of the period	1,846,667	$4.62	2,530,000	$4.70

The fair values of the stock options granted have been estimated on the date of grant using the Black-Scholes option pricing model. The assumptions are presented below. Expected volatility is calculated by reference to the weekly closing share price for a period that reflects the expected life of the options. The 200,000 stock options issued on June 30, 2018 vest 1/3 on June 30, 2019, 1/3 on June 30, 2020 and 1/3 on June 30, 2021. The 40,000 stock options issued on June 30, 2018 vest 1/2 on June 30, 2019 and 1/2 on June 30, 2020. The 100,000 stock options issued on February 6, 2017 vested 1/3 immediately and 1/3 vested on February 6, 2018 and the remaining 1/3 vest on February 6, 2019. The 1,010,000 stock options issued on December 22, 2017 vest 1/3 on December 22, 2018, 1/3 on December 22, 2019, and 1/3 on December 22, 2020.

	September 30,	December 31,
	2018	2017
Exercise price	$3.30	$3.48 - $5.86
Expected volatility	30.78%	31.03% - 31.14%
Expected option life	5 years	5 years
Contractual option life	5 years	5 years
Expected forfeiture	none	none
Expected dividend yield	0%	0%
Risk-free interest rate	2.06%	1.11% - 1.82%

During the year ended December 31, 2017, 355,000 stock options were exercised for proceeds of $1,577. The aggregate market price of the common shares on the exercise dates was $2,316.

Page | 17

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

The following tables reflect the number of stock options outstanding, the weighted average of options outstanding, and the exercise price of stock options outstanding at September 30, 2018. The Black-Scholes values are measured at the grant date.

At September 30, 2018
	Black-Scholes	Number of	Number of	Exercise
Expiry Date	Value	Options	Exercisable Options	Price
February 13, 2019	206	150,000	150,000	5.29
April 13, 2020	1,242	785,000	785,000	4.66
October 14, 2020	133	100,000	100,000	4.21
December 10, 2020	614	545,000	545,000	3.57
June 30, 2021	120	100,000	100,000	6.35
November 3, 2021	214	100,000	100,000	6.96
February 5, 2022	171	100,000	66,667	5.86
December 21, 2022	1,075	1,010,000	—	3.48
June 30, 2023	203	200,000	—	3.30
June 30, 2023	41	40,000	—	3.30
	$4,019	3,130,000	1,846,667	$4.17

The weighted average remaining contractual life of the options outstanding at September 30, 2018 is 2.88 years (December 31, 2017 - 2.85 years).

The restricted and deferred share unit plans are full value phantom shares that mirror the value of the Company’s publicly traded common shares. Grants under the RSU and DSU plan are made on a discretionary basis to qualified persons and employees of the Company subject to the Board of Directors’ approval. Under the RSU and DSU plan, RSUs vest according to the terms set out in the award agreement which are determined on an individual basis at the discretion of the Board of Directors. Vesting under the RSU and DSU plan is subject to special rules for death, disability and change in control. The awards can be settled through issuance of common shares or paid in cash, at the discretion of the Board of Directors. These awards are accounted for as equity settled RSUs.

The fair value of each RSU issued is determined at the closing share price on the grant date.

The following table shows the RSU awards which have been granted and settled during the period:

	September 30, 2018		December 31, 2017
RSU	Number of units	Weighted average value	Number of units	Weighted average value
Balance at beginning of period	488,665	$4.88	320,000	$6.48
Awards and payouts during the period (net):
RSUs awarded	—	—	265,000	3.52
RSUs vested and common shares issued	(15,002)	6.49	(79,668)	6.45
RSUs forfeited	(8,000)	6.49	(16,667)	6.49
Balance at end of the period	465,663	$4.80	488,665	$4.88

As at September 30, 2018, no DSU awards have been granted.

Page |18

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

The share-based payments recognized as an expense for the three and nine months ended September 30, 2018 and 2017 are as follows:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Expense recognized in the period
for share-based payments	$448	$516	$1,261	$1,289

The share-based payment expense for the three and nine months ended September 30, 2018 and 2017 is included in selling, general and administrative expenses.

iv.	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Numerator
Net income for the period	$17,483	$27,669	$11,270	$33,079

Denominator
For basic - weighted average number of shares outstanding	210,005,810	160,227,724	191,234,554	160,170,914
Effect of dilutive securities	465,663	365,178	465,663	430,159
For diluted - adjusted weighted average number of shares outstanding	210,471,473	160,592,902	191,700,217	160,601,073

Earnings Per Share
Basic	$0.08	$0.17	$0.06	$0.21
Diluted	$0.08	$0.17	$0.06	$0.21

For the three months ended September 30, 2018, 3,130,000 stock options were not included in the calculation of diluted earnings per share since to include them would be anti-dilutive (three months ended September 30, 2017 - 2,521,822 stock options). For the nine months ended September 30, 2018, 3,130,000 stock options were not included in the calculation of diluted earnings per share since to include them would be anti-dilutive (nine months ended September 30, 2017 - 2,456,841 stock options).

Page | 19

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

12.	Selling, general and administrative expenses

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Selling and marketing	$1,456	$1,489	$4,672	$4,614
General and administrative:
Consulting fees and payroll	436	376	1,573	2,062
Share-based payment expense	448	516	1,261	1,289
Depreciation	6	5	15	15
Office and administration	234	198	662	647
Professional fees	348	449	1,277	1,311
Promotion and investor relations	42	99	247	149
Director fees	64	38	264	270
Transfer agent and regulatory fees	96	75	401	294
Travel	48	89	147	227
	$3,178	$3,334	$10,519	$10,878

13.	Financial instruments

Fair value measurement

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The fair values of the amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

The following table shows the carrying amounts and fair values of the Company’s financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

Page |20

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

	Carrying amount					Fair value
September 30, 2018	Assets at amortized cost	Fair value through profit and loss	Fair value through other comprehensive income	Liabilities at amortized cost	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative assets	$—	$5,035	$—	$—	$5,035	—	5,035	—	5,035
	$—	$5,035	$—	$—	$5,035
Financial assets not measured at fair value
Cash	$—	$27,923	$—	$—	$27,923
Amounts receivable	$2,619	$—	$—	$—	$2,619
	$2,619	$—	$—	$—	$30,542
Financial liabilities not measured at fair value
Accounts payable and accrued liabilities	$—	$—	$—	$52,506	$52,506
Income taxes payable	—	—	—	431	431
Deferred income tax liabilities	—	—	—	1,212	1,212
Secured notes payable	—	—	—	391,333	391,333	—	423,269	—	423,269
	$—	$—	$—	$445,482	$445,482

	Carrying amount					Fair value
December 31, 2017	Assets at amortized cost	Fair value through profit and loss	Fair value through other comprehensive income	Liabilities at amortized cost	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative assets	—	963	—	—	963	—	963	—	963
	$—	$963	$—	$—	$963
Financial assets not measured at fair value
Cash		$43,129
Amounts receivable	2,679	—	—	—	2,679
	$2,679	$—	$—	$—	$2,679
Financial liabilities not measured at fair value
Accounts payable and accrued liabilities	$—	$—	$—	$34,615	$34,615
Secured notes payable	—	—	—	396,509	396,509	—	412,976	—	412,976
	$—	$—	$—	$431,124	$431,124

Fair values of assets and liabilities classified as Level 2 are valued using discounted cash flow (“DCF”) models. These models require a variety of observable inputs including market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or verified with the market where possible.

Derivative instruments are valued using DCF models. These models require a variety of observable inputs including market prices, forward price curves and yield curves. These inputs are obtained from or verified with the market where possible.

The fair value of the Loan Facility is determined using a DCF model. This model uses the current market spread and is discounted using the risk-free rate plus a market spread.

The fair value of the secured notes payable is determined using a DCF model. This model uses the current market spread and is discounted using the risk-free rate plus a market spread.

14.	COMMITMENTS

The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Operating lease obligations	$231	$470	$473	$138	$1,312
Gahcho Kué Diamond Mine commitments	13,978	—	—	—	13,978
Gahcho Kué Diamond Mine operating lease obligations	816	953	202	42	2,013
Revolving credit facility stand by charges	799	967	—	—	1,766
Notes payable - Principal	—	—	406,525	—	406,525
Notes payable - Interest	32,974	66,038	49,506	—	148,518
	$48,798	$68,428	$456,706	$180	$574,112

Page |21

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

15.	RELATED PARTIES

The Company’s related parties include the Operator of the GK Mine, Dermot Desmond, Bottin and Vertigol Unlimited Company (“Vertigol”) (corporations ultimately beneficially owned by Dermot Desmond), key management and their close family members, and the Company’s directors. During the nine-month period ended September 30, 2018, Dermot Desmond and Bottin transferred all owned shares of the Company to Vertigol. Dermot Desmond, indirectly through Vertigol, is the ultimate beneficial owner of greater than 10% of the Company’s shares. Kennady Diamonds Inc. (“Kennady Diamonds”) was also a related party since the Company and Kennady Diamonds had a common member of key management, until the date of acquisition on April 13, 2018. International Investment and Underwriting Unlimited (“IIU”) is also a related party since it is ultimately beneficially owned by Mr. Dermot Desmond.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties.

The Company had the following transactions and balances with its related parties including key management personnel including the Company’s directors, Dermot Desmond, Vertigol, IIU, the Operator of the GK Mine, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the Operator of the GK Mine relate to the funding of the Company’s interest in the GK Mine for the current year’s expenditures, capital additions, management fee, and pre-production sales related to the 49% share of fancies and special diamonds. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company for reimbursement of expenses paid on behalf of Kennady Diamonds. The transactions with IIU are for the director fees and travel expenses of the Chairman of the Company.

The balances as at September 30, 2018 and December 31, 2017 were as follows:

	September 30,	December 31,
	2018	2017
Payable to De Beers Canada Inc. as the operator of the GK Mine*	$397	$523
Payable to De Beers Canada Inc. for interest on letters of credit	865	339
Receivable from De Beers Canada Inc. for sunk cost overpayment	—	21
Payable to International Investment and Underwriting	43	32
Payable to key management personnel	148	178

*included in accounts payable and accrued liabilities

The transactions for the three and nine months ended September 30, 2018 and 2017 were as follows:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
The total of the transactions:
Kennady Diamonds	$—	$23	$30	$68
International Investment and Underwriting	13	23	43	48
Remuneration to key management personnel	648	655	2,160	2,800
Sunk cost repayment to De Beers Canada Inc.	—	—	—	10,000
Diamonds sold to De Beers Canada Inc.	—	—	—	1,398
Diamonds purchased from De Beers Canada Inc.	10,355	4,114	26,212	12,638
Finance costs incurred from De Beers Canada Inc.	177	742	526	1,743
Management fee charged by the Operator of the GK Mine	1,038	1,038	3,114	3,114

Page | 22

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

The remuneration expense of directors and other members of key management personnel for the three and nine months ended September 30, 2018 and 2017 were as follows:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Consulting fees, payroll, director fees, bonus and other short-term benefits	$300	$263	$1,166	$1,850
Share-based payments	348	392	994	950
	$648	$655	$2,160	$2,800

In accordance with International Accounting Standard 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

Page | 23